Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the registrant’s ratio of earnings to fixed charges for the periods indicated:

	Years ended December 31,
	2015	2014	2013	2012
	(in thousands, except ratios)
Fixed charges:
Interest expense	$53,587	$48,477	$20,921	$—
Capitalized interest	3,334	9,115	1,475	—
Estimate of interest within rental expense	—	—	—	—

Total fixed charges	$56,921	$57,592	$22,396	$—

Earnings available for fixed charges:
Loss before income taxes	$(1,043,856)	$(111,377)	$(43,541)	$(8,759)
Add: Fixed charges	56,921	57,592	22,396	—
Less: Capitalized interest	(3,334)	(9,115)	(1,475)	—

Total earnings available for fixed charges	$(990,269)	$(62,900)	$(22,620)	$(8,759)

Ratio of earnings to fixed charges(1)(2)	—	—	—	—

(1)	Additional earnings of $1,047,190, $120,492, $45,016, and $8,759 would have been needed to achieve coverage of 1:1 for the the years ended December 31, 2015, 2014, 2013, and 2012, respectively.
(2)	No preferred stock was outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.